                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                ROCKSHOX, INC.
                               ----------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                  774066-10-9
                                ---------------
                                 CUSIP Number


                                Paul H. Turner
                              308 Arapahoe Avenue
                           Boulder, Colorado  80302
                                (303) 415-0662
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                                   Copy to:

                                Steven A. Cohen
                    Parcel, Mauro, Hultin & Spaanstra, P.C.
                      1801 California Street, Suite 3600
                            Denver, Colorado  80202
                                (303) 292-6400


                                 July 29, 1997
                         -----------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                             [_]
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                                      13D                      Page 2 of 8 Pages
--------------------------------------------------------------------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Paul H. Turner

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a) [_]
                                                        (b) [X]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     00

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e):                                          [_]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                                 :   (7)  SOLE VOTING POWER
                                 :
                                 :          2,202,500
                                 -----------------------------------------------
NUMBER OF SHARES BENEFICIALLY    :   (8)  SHARED VOTING
OWNED BY EACH REPORTING          :             -0-
PERSON WITH                      :
                                 -----------------------------------------------
                                 :   (9)  SOLE DISPOSITIVE
                                 :          2,202,500
                                 -----------------------------------------------
                                 :  (10)  SHARED DISPOSITIVE
                                 :             -0-
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,848,300

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                            [X]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     13.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN

Item 1.   Security and Issuer.
          -------------------

          This Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share ("Company Common Stock"), of RockShox, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 401 Charcot Avenue, San Jose, California 95131.

Item 2.   Identity and Background.
          -----------------------

          (a) This Statement is being filed by Paul H. Turner.

          (b) The business and residential address of Mr. Turner is 308 Arapahoe Avenue, Boulder, Colorado 80302.

          (c) Mr. Turner is Vice President of Advanced Research and a member of the Board of Directors of the Company. The principal business of the Company is the design, manufacture and marketing of high performance bicycle suspension products. The Company's headquarters are located at 401 Charcot Avenue, San Jacinto, California 95131.

          (d) During the last five years, Mr. Turner has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

          (e) During the last five years, Mr. Turner has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was not and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f) Mr. Turner is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Not Applicable.

Item 4.   Purpose of Transaction.
          ----------------------

          Not Applicable.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Mr. Turner beneficially owns 2,202,500 shares of Company Common Stock (the "Reportable Shares"). The Reportable Shares constitute approximately 16.1% of the shares of Company Common Stock issued and outstanding as of August 13, 1997. However, Mr. Turner

                                      -3-

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disclaims beneficial ownership of (i) 219,700 shares of Company Common Stock held by the Turner Partnership which represents the 40% limited partnership interest in the Turner Partnership held by a trust, the trustees of which are persons other than Mr. Turner, and (ii) 134,500 shares of Company Common Stock held by Bikes Aren't Bad Foundation, a not for profit entity of which Mr. Turner as the sole director has sole voting and dispositive power over the Company Common Stock held by it but no pecuniary interest in such shares.

          Mr. Turner has sole voting and dispositive power with respect to (i) 1,518,750 shares of Company Common Stock held by Mr. Turner in his individual capacity, (ii) 549,250 shares of Company Common Stock held by the Turner Partnership in his capacity as sole general partner of the Turner Partnership, and (iii) 134,500 shares of Company Common Stock held by Bikes Aren't Bad Foundation in his capacity as the sole director of such foundation.

          Except as set forth below, Mr. Turner has not affected any transactions in shares of Company Common Stock during the past 60 days:

     On July 28, 1997 Bikes Aren't Bad Foundation sold 500 shares of Company Common Stock for $14.625 per share. The sale was effected on the Nasdaq National Market.

     On July 29, 1997, the Turner Partnership sold 1,500 and 500 shares of Company Common Stock for $14.25 and $14.625 per share, respectively. The sales were effected on the Nasdaq National Market.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not Applicable

                                      -4-
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                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 26, 1997



                                   /s/ Paul H. Turner
                                   ---------------------------------------------
                                   Paul H. Turner


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